As filed with the Securities and Exchange Commission on March 23, 2017

United States of America

before the

Securities and Exchange Commission

Washington, D.C. 20549

In the matter of:

RiverNorth Funds,
RiverNorth Capital Management, LLC
and
 ALPS Distributors, Inc.

File No. 812‑________

Application to Amend a Prior Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as Amended (the “1940 Act”), Granting Exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act Exempting Certain Transactions from Section 17(a) of the 1940 Act

Please send all communications, notices and orders to:

Walter L. Draney Suzanne M. Russell Morrison C. Warren Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

With copies to:

Marcus L. Collins RiverNorth Capital Management, LLC 325 N. LaSalle Street, Suite 645 Chicago, Illinois 60654

This document contains 18 pages.

United States of America

before the

Securities and Exchange Commission

 Washington, D.C. 20549

In the matter of:	)
RiverNorth Funds, RiverNorth Capital Management, LLC and ALPS Distributors, Inc.	) ) ) ) ) ) ) ) ) )
Application to Amend a Prior Order
under Section 12(d)(1)(J) of the
Investment Company Act of 1940, as
Amended (the “1940 Act”), Granting
Exemptions from Sections 12(d)(1)(A),
12(d)(1)(B) and 12(d)(1)(C) of the
1940 Act and under Sections 6(c)
and 17(b) of the 1940 Act
Exempting Certain Transactions
from Section 17(a) of the 1940 Act

I.	Introduction

RiverNorth Funds (the “Trust”), RiverNorth Capital Management, LLC (the “Adviser”),1 and ALPS Distributors, Inc. (the “Distributor” and, together with the Trust and the Adviser, the “Applicants”)2 hereby file this application (“Application”) with the Securities and Exchange Commission (“Commission”) to request that the Commission issue an order (“Order”) to amend a prior order (the “Prior Order”).3 The Prior Order was issued under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 12(d)(1)(A), (B) and (C) of the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act exempting certain transactions from Section 17(a) of the 1940 Act.

[1]
All references herein to the term “Adviser” include successors in interest to the Adviser.  A “successor in interest” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]
All entities that currently intend to rely on the requested Order are named as Applicants.  Any other entity that relies on the Order in the future will comply with the terms and the conditions set forth herein.  Applicants request that any relief granted pursuant to the Order also extend to any future series of the Trust, and any other existing or future registered open‑end management investment companies and any series thereof that are part of the same group of investment companies (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as the Trust and are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trust, the “Funds”).

[3]	In the Matter of RiverNorth Funds, et al., Investment Company Act Release Nos. 30919 (February 18, 2014) (notice) and 30983 (March 18, 2014) (order).

The Prior Order granted, among other things, exemptions from Sections 12(d)(1)(A), (B) and (C) of the 1940 Act to the extent necessary to permit: (1) a Fund (each, a “Fund of Funds” and collectively, the “Funds of Funds”) to acquire shares of other investment companies, including registered open‑end management investment companies and series thereof (each, an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies, “business development companies,” as defined by Section 2(a)(48) of the 1940 Act (“BDCs”) (each registered closed-end investment company and each BDC, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies, the “Unaffiliated Investment Companies”), and registered unit investment trusts (“UITs”) (the “Unaffiliated Trusts” and, together with the Unaffiliated Investment Companies, the “Unaffiliated Funds”), in each case that are not part of the same “group of investment companies”4 as the Funds of Funds; (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 (the “1934 Act”) (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of other registered investment companies, including open‑end management investment companies and series thereof, closed‑end management investment companies and UITs, as well as BDCs (if any), in the same group of investment companies as the Funds of Funds (collectively, the “Affiliated Funds” and, together with the Unaffiliated Funds, the “Underlying Funds”); and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds (such relief is referred to collectively as the “Section 12 Relief”). The Prior Order also exempted the transactions described in (1) through (4) above from Section 17(a) of the 1940 Act to the extent necessary to permit purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in the application for the Prior Order (such relief is referred to collectively as the “Section 17 Relief”). As described in more detail below, Applicants now seek to amend the Prior Order to the extent necessary to specifically permit the Funds of Funds to invest in, and to engage in related transactions with, registered closed‑end management investment companies that operate as interval funds5 and that may or may not be part of the same group of investment companies as the Funds of Funds (“Interval Funds”).

As noted above, the Section 12 Relief granted under the Prior Order covered investments by Funds of Funds in registered closed-end management investment companies. Although Interval Funds are a type of registered closed-end management investment company, they differ from traditional closed-end funds6 in certain respects, including the following:

[4]
The term “group of investment companies” means any two or more registered investment companies, including closed‑end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

[5]
Certain registered closed‑end management investment companies, commonly known as “interval funds”, share many key features with open‑end funds.  Two general types of interval funds exist:  interval funds that rely upon Rule 23c‑3 under the 1940 Act to make periodic repurchase offers, and interval funds that make periodic tender offers pursuant to Rule 13e‑4 under the 1934 Act.

[6]	For purposes of this Application, “traditional closed-end funds” will generally refer to registered closed-end management investment companies that are not Interval Funds.

•	Their shares typically do not trade on the secondary market. Instead, their shares are subject to periodic repurchase offers by the fund at a price based on net asset value.

•	They are permitted to continuously offer their shares at a price based on net asset value.

The application for the Prior Order (the “Prior Application”)7 did not discuss the unique features of Interval Funds, but rather focused on traditional closed-end funds. Accordingly, as set forth below, Applicants seek to modify the discussion set forth in the Prior Application, as appropriate, to distinguish Interval Funds from traditional closed-end funds, and are requesting that the Prior Order be amended to the extent necessary to include Interval Funds within the meaning of the term “Underlying Funds” and the scope of the Section 12 Relief. Additionally, Applicants note that the Section 17 Relief granted in the Prior Order specifically excluded principal transactions with closed-end funds and are requesting that the Section 17 Relief be extended to include principal transactions with Interval Funds. Each Fund of Funds will comply with the terms and conditions of the Prior Order, as amended by this Application.8

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0‑2 of the General Rules and Regulations of the Commission.

II.	The Applicants

As noted in the Prior Application, the Trust was organized as an Ohio Business Trust, and is registered as an open‑end management investment company under the 1940 Act. In addition, as stated in the Prior Application, the Adviser is a Delaware Limited Liability Company and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a wholly‑owned subsidiary of RiverNorth Holding Co., a holding company. Finally, as stated in the Prior Application, the Distributor is a Broker and currently serves as the principal underwriter and distributor for the currently existing Funds. The Applicants request that the Order apply to the Distributor and to any future principal underwriter for any of the Funds that complies with the terms and conditions of the Prior Order, as amended by this Application.

III.	Applicants’ Proposal

Applicants are proposing an investment structure that is substantially identical to that described in the Prior Application, except as follows: Applicants are requesting an Order that (a) will specifically permit the Funds of Funds to invest, in addition to the Underlying Funds permitted by the Prior Order, in both (i) Interval Funds that are not part of the same group of investment companies as the Funds of Funds (“Unaffiliated Interval Funds”), and (ii) Interval Funds that are part of the same group of investment companies as the Funds of Funds9 (the “Affiliated Interval Funds” and, together with the Unaffiliated Interval Funds, the “Underlying Interval Funds”), each in excess of the limits imposed by Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act and (b) will extend the Section 17 Relief to the extent necessary to permit purchases and redemptions (i.e., through repurchases) by the Funds of Funds of shares of the Underlying Interval Funds and to permit sales and redemptions (i.e., through repurchases) by the Interval Funds of their shares in transactions with the Funds of Funds. Applicants do not believe that their proposal will adversely affect the investment operations or strategies of the Funds. To the contrary, Applicants believe that including Underlying Interval Funds within the universe of Underlying Funds may enhance the ability of a Fund of Funds to provide its shareholders with a well‑diversified investment.

[7]	RiverNorth Funds, et al., 40‑APP/A, File No. 812‑14160 (Jan. 21, 2014). Capitalized terms not otherwise defined in this Application have the same meaning ascribed to them in the Prior Application.

[8]
To ensure that the Interval Funds are covered by the terms and conditions of the Prior Order, as amended by this Application, the terms “Unaffiliated Closed-End Investment Company,” “Unaffiliated Investment Companies,” “Unaffiliated Funds,” “Affiliated Funds” and “Underlying Funds” are modified for purposes of this Application to include relevant Interval Funds.

[9]	The Adviser currently acts as investment adviser to an Interval Fund known as the RiverNorth Marketplace Lending Corporation.

IV.	Applicable Law

A.	Section 12(d)

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, including: (i) duplicative costs; (ii) the exercise of undue influence or control over underlying funds; (iii) the threat of large scale redemption of securities of the underlying funds; and (iv) the complexity of such arrangements.

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (i) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (ii) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (iii) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of the acquiring company’s total assets. Section 12(d)(1)(C) of the 1940 Act prohibits an investment company from acquiring the securities of any registered closed‑end investment company if, immediately after the acquisition, the acquiring company and other investment companies having the same investment adviser own more than 10% of the total outstanding voting stock of the closed‑end company.

As noted above, the Section 12 Relief in the Prior Order covered investments by Funds of Funds in closed-end funds. Although Interval Funds are a type of closed-end fund, because they were not contemplated by the Prior Order, Applicants are requesting an Order pursuant to Section 12(d)(1)(J) of the 1940 Act that would grant Applicants relief from Sections 12(d)(1)(A) and (C) of the 1940 Act to the extent necessary to permit the Funds of Funds to acquire shares of Underlying Interval Funds in excess of the limits set forth in Sections 12(d)(1)(A) and (C) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act allows the Commission to “exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

B.	Section 17(a)

Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the 1940 Act as: (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 percent or more of the outstanding voting securities of such other person; (B) any person, 5 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

In the Prior Application, Applicants specifically did not request Section 17 Relief permitting principal transactions with closed-end funds. Therefore, Applicants are requesting an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would exempt, to the extent necessary, the transactions with Underlying Interval Funds described above from Section 17(a) of the 1940 Act. Section 17(b) of the 1940 Act permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) of the 1940 Act if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act. Additionally, Section 6(c) of the 1940 Act provides that: “[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].”

V.	Legal Analysis

A.	Section 12(d)

Applicants believe that the requested relief is consistent with the public interest and the protection of investors. In addition, Applicants do not believe, for purposes of the relief requested herein, that the proposal to specifically include investments in Underlying Interval Funds presents the Commission with any particularly novel considerations or concerns that differ from those initially presented to the Commission in the Prior Application. However, because the Prior Application contemplated traditional closed-end funds, Applicants wish to modify certain statements set forth in the Prior Application to distinguish Interval Funds from traditional closed-end funds.

As discussed in the Prior Application, one of the principal concerns addressed by Section 12(d)(1) of the 1940 Act is the potential for a fund of funds to exercise undue influence over the management and operation of an acquired fund through the threat of large-scale redemptions. In the Prior Application, in addressing this concern, Applicants included statements to the effect that the threat of large-scale redemptions would be non-existent with respect to Unaffiliated Closed-End Investment Companies given that, in contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities, and that sales could only be effected through transactions in the secondary market. Applicants reasoned that because these sales would not require a closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. Applicants submit that the statements included in the Prior Application regarding the non-redeemable nature of shares of closed-end funds are applicable to traditional closed-end funds, but acknowledge that shares of Interval Funds, in contrast to those of traditional closed-end funds, typically do not trade on the secondary market, but, rather are subject to periodic repurchase offers by the Interval Fund at a price based on net asset value making them, to a certain extent, redeemable. With respect to the underlying influence concerns, however, Applicants note that unlike shares of mutual funds, shares of Interval Funds are not redeemable on a daily basis at the discretion of the investor, but rather only through the repurchase policy of the Interval Funds. Moreover, Interval Funds generally limit the timing and size of their repurchases, and these limitations provide Interval Funds with predictable repurchase schedules, thereby mitigating the extent to which a Fund of Funds could exert undue influence on an Interval Fund.

In addition, in connection with addressing concerns associated with undue influence, Applicants stated in the Prior Application that unlike open-end investment companies, which generally are not required to hold shareholder meetings except in special circumstances, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals may be presented, and that, accordingly, with respect to closed-end funds, concerns arise that an Unaffiliated Closed-End Investment Company may be unduly influenced by a holder’s ability to vote a large block of stock. Applicants now submit that while the statements pertaining to shareholder meetings and voting included in the Prior Application are applicable to traditional closed-end funds, Interval Funds may not necessarily hold annual meetings. Accordingly, Applicants believe that concerns that closed-end funds may be unduly influenced by a holder’s ability to vote a large block of stock may be potentially less relevant to Interval Funds than to traditional closed-end funds. Further, Applicants note that, in any event, Condition 1 to the Prior Order imposes special requirements for voting shares of Unaffiliated Closed-End Investment Companies.

Another concern addressed by Section 12(d)(1) of the 1940 Act is the issue of layering of fees and expenses. In the Prior Application, Applicants stated that shares of closed-end funds generally are purchased in the secondary market without sales loads (although the Funds of Funds may incur customary brokerage commissions) and that closed-end funds do not pay 12b-1 fees. Accordingly, Applicants reasoned that there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund. Further, in discussing Condition 10 to the Prior Order, which requires the Adviser to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from an Unaffiliated Fund (including an unaffiliated closed-end fund) in connection with the Fund of Funds’ investment, Applicants noted that as closed-end funds do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Adviser to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund. In Applicants’ view, it is appropriate to distinguish Interval Funds from traditional closed-end funds with respect to the foregoing statements. In this regard, similar to open-end funds, shares of Interval Funds are typically not purchased in the secondary market and such funds may in certain cases impose sales loads as well as fees that are similar to 12b-1 fees. Applicants note, however, that Condition 11 to the Prior Order (which provides that any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830) will apply.

Applicants believe that the terms and conditions of the Prior Order that were designed to address the concerns underlying Section 12(d)(1) of the 1940 Act are sufficient to address those same concerns with respect to investments in Underlying Interval Funds.

B.	Section 17(a)

The Section 17 Relief granted by the Prior Order pertained only to transactions with Underlying Open-End Funds (as defined in the Prior Application) and Applicants specifically did not request Section 17 Relief with respect to principal transactions with closed-end funds. As indicated in the Prior Application, a Fund of Funds may generally purchase and sell shares of an Underlying Fund that is a closed-end fund through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. However, unlike traditional closed-end funds, Interval Funds do not generally trade in the secondary market. Therefore, a Fund of Funds may, from time time, seek to enter into principal transactions with Underlying Interval Funds and, accordingly, Applicants now seek to expand the Section 17 Relief to cover principal transactions with both Affiliated Interval Funds and Unaffiliated Interval Funds (but not traditional closed-end funds or BDCs). Applicants do not believe that expanding the Section 17 Relief to cover principal transactions with Underlying Interval Funds presents any different concerns or considerations than those which were discussed in the Prior Order with regard to Underlying Open-End Funds. Moreover, they submit that the proposed transactions with Underlying Interval Funds satisfy the requirements for relief under both Sections 17(b) and 6(c) of the 1940 Act as the terms are fair and do not involve overreaching. In this regard, in the Prior Application, Applicants stated that the terms upon which an Underlying Open-End Fund would sell its shares to or purchase its shares from a Fund of Funds would be based on the net asset value of each Underlying Open-End Fund. Similarly, the terms upon which an Underlying Interval Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of such Underlying Interval Fund. Moreover, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Interval Fund, and with the general purposes of the 1940 Act. Further, the investment by a Fund of Funds in shares of the Underlying Interval Funds and the issuance of shares of the Underlying Interval Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and the Underlying Interval Fund. Thus, Applicants believe that the policy considerations discussed in the Prior Order also support the relief requested here.

VI.	Precedents in Support of the Request for Exemption

In the Prior Application, Applicants noted that the Commission has granted relief to mutual fund complexes to establish fund of funds arrangements with affiliated and unaffiliated open-end and closed-end investment companies and cited relevant precedent. Applicants believe that such precedent also supports the relief requested herein given that Interval Funds are, in essence, a hybrid between an open-end investment company and a closed-end investment company.

VII.	Conclusions

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, to issue the requested Order.

VIII.	Applicants’ Conditions

Applicants agree that the Order granting the relief requested herein will be subject to the same conditions as those imposed by the Prior Order.

IX.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter the Order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the relief sought by this Application.

X.	Procedural Matters

All actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this application are authorized to so sign and file the same. The resolutions of RiverNorth Funds as required by Rule 0‑2(c) under the 1940 Act authorizing the filing of this Application are attached as Exhibit A to this Application. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0‑5 under the 1940 Act.

XI.	Names and Addresses

The following are the names and addresses of the Applicants:

RiverNorth Funds
RiverNorth Capital Management, LLC
325 N. LaSalle Street, Suite 645
Chicago, Illinois 60654

ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203

The Applicants request that any questions regarding this Application be directed to Suzanne M. Russell, Esq. at Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, telephone (312) 845-3446.

RiverNorth Funds

By:	/s/ Patrick Galley
Patrick Galley
President

RiverNorth Capital Management, LLC

By:	/s/ Brian Schmucker
Brian Schmucker
Chief Executive Officer

ALPS Distributors, Inc.

By:	/s/ Steven B. Price
Steven B. Price
Senior Vice President and Director of Distribution Services

March 23, 2017

Authorization

 RiverNorth Funds

In accordance with Rule 0‑2(c) under the 1940 Act, RiverNorth Funds (the “Trust”) states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust. Patrick Galley is authorized to sign and file this document on behalf of the Trust pursuant to (a) the general authority vested in him as President of the Trust and (b) the resolutions adopted by the Board of Trustees of the Trust, which are attached hereto as Exhibit A.

RiverNorth Funds

By:	/s/ Patrick Galley
	Patrick Galley	March 23, 2017
President

Authorization

 RiverNorth Capital Management, LLC

In accordance with Rule 0‑2(c) under the 1940 Act, RiverNorth Capital Management, LLC (the “Adviser”) states that all actions necessary to authorize the execution and filing of this application by the Adviser have been taken, and the person signing and filing this document is authorized to do so on behalf of the Adviser. Brian Schmucker is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer of the Adviser.

RiverNorth Capital Management, LLC

By:	/s/ Brian Schmucker
	Brian Schmucker	March 23, 2017
Chief Executive Officer

Authorization

 ALPS Distributors, Inc.

In accordance with Rule 0‑2(c) under the 1940 Act, ALPS Distributors, Inc. (the “Distributor”) states that all actions necessary to authorize the execution and filing of this application by the Distributor have been taken, and the person signing and filing this document is authorized to do so on behalf of the Distributor. As Senior Vice President, Steven B. Price is authorized to sign and file this document on behalf of the Distributor.

ALPS Distributors, Inc.

By:	/s/ Steven B. Price
	Steven B. Price	March 23, 2017
Senior Vice President and Director of Distribution Services

Verification

 RiverNorth Funds

The undersigned states that he has duly executed the attached application for an order for and on behalf of RiverNorth Funds; that he is the President of such entity; and that all actions by shareholders, trustees, officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Patrick Galley
Patrick Galley	March 23, 2017
President

Verification

 RiverNorth Capital Management, LLC

The undersigned states that he has duly executed the attached application for an order for and on behalf of RiverNorth Capital Management, LLC; that he is the Chief Executive Officer of such entity; and that all actions by shareholders, members, officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Schmucker
Brian Schmucker	March 23, 2017
Chief Executive Officer

Verification

 ALPS Distributors, Inc.

The undersigned states that he has duly executed the attached application for an order for and on behalf of ALPS Distributors, Inc.; that he is the Senior Vice President and Director of Distribution Services of such entity; and that all actions by shareholders, directors, officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Steven B. Price
Steven B. Price	March 23, 2017
Senior Vice President and Director of Distribution Services

Exhibit A

Resolutions of RiverNorth Funds (the “Trust”)

WHEREAS, RiverNorth Funds (the “Trust”), RiverNorth Capital Management, LLC and ALPS Distributors, Inc. previously received an order (Investment Company Act Release No. 30983 (March 18, 2014)) (the “Prior Order”) from the Securities and Exchange Commission (the “Commission”) granting exemptions from various provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) to generally permit, among other things (as described in the application for the Prior Order), (a) certain registered open-end investment management companies (each, a “Fund”) to acquire shares of certain other registered open-end management investment companies, registered closed-end management investment companies, “business development companies,” as defined by Section 2(a)(48) of the 1940 Act, and registered unit investment trusts that, in each case, may be within or outside the same group of investment companies as the Funds (collectively, the “Underlying Funds”) and (b) Funds and Underlying Funds organized as open-end management investment companies to engage in certain affiliated transactions (referred to as “Affiliated Transactions”); and

WHEREAS, the Trust wishes to obtain additional exemptive relief (to the extent necessary) (referred to as the “Additional Relief”) in order to, among other things, (a) include closed-end funds that operate as “interval funds” and that may be within or outside the same group of investment companies as the Funds (referred to as “Underlying Interval Funds”) within the meaning of the term “Underlying Funds” and (b) generally permit the Funds and the Underlying Interval Funds to engage in Affiliated Transactions; and

WHEREAS, the Trust wishes to seek an order of exemption (an “Order”) under various provisions of the 1940 Act from the Commission that includes, among other things, the Additional Relief.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Trustees of the Trust hereby authorizes and directs the officers of the Trust to prepare, execute and file with the Commission an application for an Order (the “Application”) to obtain, among other things (as described in the Application) the Additional Relief; and it is

FURTHER RESOLVED, that the proper officers of the Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the Trust such other documents or instruments as such officers, or any one of them, deem necessary or appropriate in furtherance of the foregoing resolution, including, without limitation, the preparation, execution and filing of any and all necessary or appropriate amendment(s) to the Application, their authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such documents or instruments; and it is

FURTHER RESOLVED, that, upon issuance of an Order by the Commission in accordance with the terms and conditions of the Application, as amended, the Trust and each Fund are authorized to act in accordance with the provisions of the Application, as amended, and the Order.